Exhibit 12

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ratio amounts)

(unaudited)

	Year ended December 31
	2015	2014	2013	2012	2011
Net income	$1,270	$1,536	$1,785	$2,079	$3,081
Income taxes	451	628	687	826	1,066
Share of earnings of equity investees	(121)	(102)	(195)	(278)	(261)
Fixed charges	250	253	259	272	300
Amortization of capitalized interest	29	27	23	18	14
Distributed income of equity investees	86	172	180	211	128
Interest capitalized	(40)	(41)	(79)	(102)	(84)
Total Earnings Available for Fixed Charges	$1,925	$2,473	$2,660	$3,026	$4,244

Fixed Charges

Interest expensed and capitalized	$222	$225	$231	$244	$273
Amortization of debt issue costs	5	5	5	5	5
Estimated portion of rent expense representing interest	23	23	23	23	22
Total Fixed Charges	$250	$253	$259	$272	$300
Ratio of Earnings to Fixed Charges	7.70	9.77	10.27	11.13	14.15